Our File Number: 42282.00005

Writer’s Direct Dial Number: (954) 468-1373

Writer’s Direct Fax Number: (954) 888-2002

Writer’s E-Mail Address: gschmidt@gunster.com

January 30, 2020

VIA EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Julia Griffith

Re:	Professional Holding Corp.

Amendment No. 1 to

Registration Statement on Form S-1

File No. 333-235822

Dear Ms. Griffith:

On behalf of Professional Holding Corp. (the “Company”) and in response to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 29, 2020 to the Company (the “Comment Letter”), we are submitting the following information.

Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 2 to its registration statement on Form S-1 (the “Amendment”). For your reference, copies of this letter, along with clean copies of the Amendment and copies marked to show all changes to the most recent Amendment No. 1 to Form S-1 filed on January 17, 2020, are being delivered to the Staff under separate cover. The changes reflected in the Amendment include those made in response to the Staff’s comments and certain other changes that are intended to update and clarify certain information.

The Company’s responses are numbered to relate to the corresponding comments in the Comment Letter. For your convenience, each of the Company’s responses is preceded with an italicized recitation of the corresponding comment from the Comment Letter.

Form S-1 Amendment Filed January 17, 2020

Unaudited Pro Forma Combined Condensed Financial Information

Notes To Unaudited Pro Forma Condensed Combined Consolidated Financial Information Note C - Pro Forma Allocation Of Purchase Price, page 43

Las Olas Centre, Suite 1400, 450 East Las Olas Boulevard • Fort Lauderdale, FL 33301-4206 | 954-462-2000 | Fax: 954-523-1722 | www.gunster.com

BOCA RATON • FORT LAUDERDALE • JACKSONVILLE • KEY LARGO • MIAMI • orlando • PALM BEACH • STUART • TALLAHASSEE •
tampa • VERO BEACH • WEST PALM BEACh • Winter Park

U.S. Securities and Exchange Commission

January 30, 2020

1.	We have reviewed your response to comment 1. Based on your disclosures throughout the document and in Note B - Pro Forma Adjustments (i) it appears that the fair value of consideration paid would be approximately $86,671. Please revise or provide us with your detailed calculation of the pro forma purchase price disclosed in the amount of $84,898.

RESPONSE: For purposes of estimating the fair value of the consideration to be paid in the Marquis Bancorp, Inc. (“MBI”) merger as of September 30, 2019, the Company considered both the fair value of the Class A Common Stock proposed to be issued to MBI shareholders and the fair value of the Company options to be exchanged for the outstanding MBI options under the merger agreement. Upon consummation of the merger, the outstanding 964,386 MBI options will be converted into 1,161,892 options to acquire shares of the Company’s Class A Common Stock at a weighted-average exercise price of approximately $9.89 per share based on the 1.2048 exchange ratio. For purposes of estimating the fair value of these options, and consistent with Note B – Pro Forma Adjustments (i), the Company calculated the difference between (1) the fair value of the Class A Common Stock underlying the exchanged options (using an assumed price per share of $18.25), and (2) the aggregate exercise price for the exchanged options. Based on the foregoing, the Company estimated the fair value of these options to be approximately $9.71 million, which, when added to the approximately $75.18 million estimated fair value of the Class A Common Stock to be issued to MBI shareholders in the merger, resulted in an estimated merger consideration fair value of approximately $84.89 million, which is the amount reflected in the pro forma financial information. The table below illustrates the method used by the Company for purposes of this estimation.

(Dollars in thousands, except per share amounts)

(a) MBI shares outstanding	3,419,188
(b) Company Class A shares to be issued (1.2048 * (a))	4,119,438

(c) Stock fair value ($18.25 * (b))	$75,180

(d) MBI Options Outstanding	964,386
(e) Company Class A options to be issued (1.2048 * (d))	1,161,892

(f) Options fair value ((e) * ($18.25 - $9.89))	$9,718

Fair value of total consideration ((c)+(f))	$84,898

We further note that the Staff’s estimate for the fair value of the MBI options appears to be based only on the aggregate weighted average exercise price of the Company options to be exchanged in the merger, which the Company does not believe to be representative of the fair value of those options.

U.S. Securities and Exchange Commission

January 30, 2020

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibit Index

Exhibit 23.1 - Consent of Crowe LLP, page II-6

2.	We note the reference to the consolidated financial statements of Marquis Bank, Inc. In your next amendment, please revise the consent to refer to the consolidated financial statements of Marquis Bancorp,Inc.

RESPONSE: The name of the issuer has been corrected in Exhibit 23.1.

We are available to discuss any of the Company’s responses with you at your convenience. Should you have any questions or want to discuss these matters further, please contact me at (954) 468-1373.

Very truly yours,

/s/ Gustav L. Schmidt
Gustav L. Schmidt

cc:	Dietrich King, U.S. Securities and Exchange Commission

Christina Harley, U.S. Securities and Exchange Commission

Gus Rodriguez, U.S. Securities and Exchange Commission

Daniel R. Sheehan, Chief Executive Officer, Professional Holding Corp.

Mary Usategui, Chief Financial Officer, Professional Holding Corp.

Frank M. Conner III, Covington & Burling LLP

Michael P. Reed, Covington & Burling LLP

Christopher J. DeCresce, Covington & Burling LLP

Lisa Roney, Crowe LLP

Robert B. Lamm, Gunster